November 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Clampitt
Mr. Eric Envall

Re:	Sterling Financial Corporation
Registration Statement on Form S-1 (File No. 333-169579)

Acceleration Request

Requested Date:    November 12, 2010

Requested Time:   4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Sterling Financial Corporation (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (File No. 333-169579) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Witherspoon, Kelley, Davenport & Toole, P.S., by calling Andrew Schultheis at (509) 624-5265.

In connection with this acceleration request, the Company understands and hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STERLING FINANCIAL CORPORATION

By:	/s/ Robert G. Butterfield
Name: Robert G. Butterfield
Title: Senior Vice President, Controller and Principal Accounting Officer

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